Exhibit 10.1

Atlantic Tele-Network, Inc. 600 Cummings Center Beverly, MA 01915 Tel: (978) 619-1300 Fax: (978) 922-0079

Michael T. Prior

Chief Executive Officer

May 27, 2010

Leonard Q. Slap

Belmont, MA

Dear Lee:

I am delighted to offer you a position as Senior Vice President and General Counsel of Atlantic Tele-Network, Inc. (“ATN”).    You will report to the Chief Executive Officer.   You will have all typical duties of a company general counsel, including corporate governance, litigation and overall legal strategy, managing of legal expenses and you are also expected to be involved with our strategic transactions and financings.

This position is based in our corporate headquarters, soon to be located in Beverly Massachusetts.

Your initial base salary will be $225,000 per year, payable bi-weekly.  You will be eligible for an annual cash performance bonus at a target maximum level 40% of your base salary (pro-rated in the first year).  The bonus will be entirely discretionary and not earned until paid.

In addition, subject to approval of the ATN board at its June 2010 meeting, you will also receive an initial grant of ATN common stock options and/or restricted stock.  As discussed, I expect to recommend numbers consistent with other senior hires and that there would be a mix of restricted stock and options.   Any equity grant also will be subject to vesting and other customary restrictions and terms.  Our options typically vest at the rate of 25% a year for four years, although the compensation committee has considered “cliffs” recently, which might mean the first vesting is 50% after two years.   The underlying shares are registered on the NASDAQ Global market.

ATN has a history of providing very good benefits, including health, dental and 401(k) programs and you will generally be eligible to participate in all of those programs and benefits.  I believe you have already had a conversation with Justin outlining the current details of those benefit plans.

Vacation would be four weeks, but we have a “personal time off” plan which would mean the PTO days will be more than 20 and I believe you also have been given that information.  The PTO approach means that whether you are out for illness, personal day or vacation it is all treated the same.

This offer assumes you can start employment in May.   Let’s discuss once you have thought through it further.

If you accept this offer, you will be an employee-at-will, which means that each of you and the Company are free to terminate the employment relationship at any time with or without cause.  None of the Company’s current employees or executives have employment agreements, excluding officers of certain subsidiaries.

By joining the Company you are agreeing not to engage in any competitive work during your employment or within six months after leaving its employment, voluntarily or involuntarily.  For the purposes of this document, competitive work is defined as performing work for, or directly benefiting, competitors of the Company or any of our subsidiaries or affiliates.  You will also be expected to sign a basic employee confidentiality agreement.  The equity plans have further non-competition requirements.

I very much look forward to having you join the ATN team.  I am excited about the opportunities and believe that you will be a major contributor to the company’s success.  Please call me with any questions.

Sincerely,

/s/ Michael T. Prior
Michael T. Prior

/s/ Leonard Q. Slap	May 27, 2010
Leonard Q. Slap	Date